SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
11/18/2010


1. NAME OF REPORTING PERSON
BBulldog Investors, Phillip Goldstein, Andrew Dakos and
Brooklyn Capital Management LLC.


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
709,488

8. SHARED VOTING POWER
360,443

9. SOLE DISPOSITIVE POWER
1,069,931
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,069,931

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

14.78%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #7 to the schedule 13d filed Nov 5, 2009. Except as specifically set forth herein, the Schedule 13d remains unmodified.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.

Item 4.PURPOSE OF TRANSACTION

The group's percentage ownership has been reduced due to its participation in the issuer's in-kind tender offer which expired on November 18, 2010.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the November 23, 2010 press release 2,413,809 shares were tendered leaving 7,241,191 shares of common stock outstanding as of November 19, 2010. The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and
Andrew Dakos beneficially own an aggregate of 1,069,931 shares of FGI or 14,78% of the outstanding shares. Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the last filing on 10/14/10 the following shares of FGI were sold.

DATE			SHARES		PRICE
11/04/10		20,000		16.0050
11/05/10		10,000		16.0700
11/08/10		10,000		16.0300
11/15/10		6,800		15.9079
11/24/10		30,000		15.3883




d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/29/2010

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos